Nasdaq Regulation



Joseph Cusick
Vice President
Head of Market Surveillance

September 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 24, 2025, The Nasdaq Stock Market (the "Exchange") received from Kodiak AI, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common stock, par value $0.0001 per share

Redeemable warrants, each exercisable for one share of common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,